UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2020

RITTER PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37428	26-3474527
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1880 Century Park East, Suite 1000
Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 203-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	RTTR	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01. Entry into a Material Definitive Agreement.

On February 20, 2020, Ritter Pharmaceuticals, Inc. (the “Company”) entered into private exchange agreements with certain holders (the “Warrant Holders”) of warrants issued in connection with the Company’s October 2018 private offering of common stock and warrants (the “Warrants”). The Warrants being exchanged provide for the purchase of up to an aggregate of 1,153,844 shares of the Company’s common stock at an exercise price of $1.30, with an expiration date of October 30, 2023. Pursuant to such exchange agreements, the Company agreed to issue 1,153,844 shares of common stock to the Warrant Holders in exchange for such Warrants on a 1:1 basis.

The exchanges were consummated as part of an ongoing effort to satisfy a closing condition of the Agreement and Plan of Merger (as amended, the “Merger Agreement”), by and between the Company, RG28 Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Qualigen, Inc. (“Qualigen”), previously described in a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 21, 2020.

The description of the exchange agreements is qualified in its entirety by reference to the full and complete terms of such agreements, the form of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward-Looking Statements

Except for the factual statements made herein, information contained in this report consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks, uncertainties and assumptions that are difficult to predict. Words such as “will,” “would,” “may,” “intends,” “potential,” and similar expressions, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed merger with Qualigen are not satisfied, including the failure to obtain stockholder approval for the proposed merger by May 19, 2020 and to satisfy the other Nasdaq conditions described in the Merger Agreement; uncertainties as to the timing of the consummation of the proposed merger and the ability of each of Ritter and Qualigen to consummate the merger; risks related to Ritter’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; risks related to Ritter’s continued listing on The Nasdaq Capital Market until closing of the proposed merger; risks that Ritter may be unable to regain compliance with the minimum stockholders’ equity or minimum bid price requirements during any compliance period or in the future, or otherwise meet Nasdaq compliance standards; the risk that Qualigen may not receive approval of its initial listing application; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; risks associated with the possible failure to realize certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; unexpected costs, charges or expenses resulting from the proposed merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; regulatory requirements or developments; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Ritter’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”), as well as Ritter’s registration statement on Form S-4, filed with the SEC on February 4, 2020, and the joint proxy and consent solicitation statement/prospectus included therein. The forward-looking statements contained in this report speak only as of the date of this report and Ritter undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

Important Additional Information Will be Filed with the SEC

On February 4, 2020, Ritter filed a registration statement on Form S-4 with the SEC that included a joint proxy and consent solicitation statement/prospectus. A definitive joint proxy and consent solicitation statement/prospectus will be filed with the SEC and mailed to the stockholders of Ritter and Qualigen once the registration statement becomes effective. Each party may file other documents with the SEC in connection with the merger. INVESTORS AND STOCKHOLDERS OF RITTER AND QUALIGEN ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT RITTER, QUALIGEN, THE MERGER AND RELATED MATTERS. Investors and stockholders may obtain free copies of the documents filed with the SEC through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain free copies of the documents filed by Ritter with the SEC by contacting Ritter by mail at Ritter Pharmaceuticals, Inc., 1880 Century Park East, Suite 1000, Los Angeles, CA 90067, Attention: John Beck. Investors and stockholders are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Ritter and its directors and executive officers and Qualigen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Ritter in connection with the Merger. Information regarding the special interests of these directors and executive officers in the merger is included in the joint proxy and consent solicitation statement/prospectus referred to above. Additional information about Ritter’s directors and executive officers is included in Ritter’s definitive proxy statement filed with the SEC on April 26, 2019. These documents are available free of charge at the SEC website (www.sec.gov) and from the Corporate Secretary of Ritter at the address above.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Form of Agreement to Exchange Warrants

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RITTER PHARMACEUTICALS, INC.

By:	/s/ Andrew J. Ritter
Name:	Andrew J. Ritter
Title:	Chief Executive Officer

Date: February 21, 2020